June 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Babette Cooper
Mark Rakip
Stacie Gorman
David Link

Re:	Origin Investment Corp I
Amendment No. 4 to Registration Statement on Form S-1
Filed May 14, 2025
File No. 333-284189

Ladies and Gentlemen:

Origin Investment Corp I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 20, 2025, regarding the Registration Statement on Form S-1, as amended, submitted to the Commission on April May14, 2025 (the “Registration Statement”). This letter will be filed concurrently with the filing of a registration statement on Form S-1/A (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements, page F-3

1.	Please amend to update the financial statements and related financial information throughout your prospectus. Refer to Rule 8-08 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and have updated the financial statements to include our unaudited financial statements as of March 31, 2025.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (212) 503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad
Venable LLP

cc:	Yung-Hsi (“Edward”) Chang, Origin Investment Corp I
Nicolas Kuan Liang Lin, Origin Investment Corp I
Arif Soto, Venable LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP